

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Quek Leng Chuang
Chairman of the Board and Chief Executive Officer
ESGL Holdings Limited
101 Tuas South Avenue 2
Singapore 637226

Re: ESGL Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed February 2, 2024
File No. 333-274586

Dear Quek Leng Chuang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

Amendment No. 4 to Form F-1

Exhibits
Exhibit 5.1, page 1

1. We note your response to prior comment 1, and that the legality opinion has been revised to remove prior assumptions 5 and 10. However, renumbered assumptions 5 through 7 of Schedule 2 to the legality opinion remain overly broad. As noted in our prior comment, counsel may assume in a legality opinion that representations of officers and employees are correct as to questions of fact, including with regard to these items. It need not rely solely on "public" means to ascertain this information.

   Counsel may not assume any of the material facts underlying the opinion or any readily ascertainable facts. See Staff Legal Bulletin No. 19 at Section II.B.3.a. Please obtain and file a revised opinion without those assumptions. In the alternative, provide an

Quek Leng Chuang
ESGL Holdings Limited
February 13, 2024
Page 2

explanation as to why each of those assumptions would be appropriate and why counsel was unable to obtain representations of officers, directors, or employees regarding these questions of fact.

 Please contact Timothy Levenberg, Special Counsel, at 202-551-3707 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David J. Levine, Esq.